HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

082-03638

Date: 16 February 2007

07021473

RECEIVED
2007 MAR -5 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the circular of the Company dated 16 February 2007 relating to the subscription of convertible bonds of China Star Entertainment Limited by a wholly-owned subsidiary of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

PROCESSED

MAR 0 7 2007

THOMSON
FINANCIAL

O:\Hanny 2007\Correspondence\Letter\025-US Sec-circular dd 16 Feb 07.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should immediately consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in **HANNY HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

DISCLOSEABLE TRANSACTION –
SUBSCRIPTION OF CONVERTIBLE BOND
OF
CHINA STAR ENTERTAINMENT LIMITED

Financial adviser to Hanny Holdings Limited

SOMERLEY LIMITED

16 February 2007

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	board of Directors
"Bonds"	the zero-coupon convertible bonds due 2012 in the aggregate principal amount of HK$168.5 million (including the Convertible Bond) proposed to be issued by China Star, which entitle the holder(s) thereof to convert the principal amount outstanding into the Conversion Shares at the then effective conversion price
"Business Day"	means any day other than a Saturday or Sunday on which banks in Hong Kong are open for business
"China Star"	China Star Entertainment Limited (stock code: 326), a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange
"China Star Announcement"	the announcement of China Star dated 13 February 2007 in relation to the issuance of the Bonds by China Star
"China Star Group"	China Star and its subsidiaries
"China Star Share(s)"	fully paid ordinary share(s) of HK$0.05 each in the share capital of China Star
"Completion"	completion of the Subscription Agreement
"connected person(s)"	have the meaning as defined in the Listing Rules
"Conversion Price"	the initial conversion price of the lower of (i) HK$0.32 per Conversion Share; and (ii) the average closing price of China Star Share for the ten trading days prior to the date of the issue of the Convertible Bond, provided that the initial conversion price shall in no event be less than HK$0.25 per Conversion Share (subject to adjustments pursuant to the terms of the Convertible Bond)
"Conversion Shares"	new China Star Shares which will fall to be allotted and issued by China Star upon the exercise of the conversion rights attached to the Bonds (including the Convertible Bond) at the then effective conversion price
"Convertible Bond"	the Bond with a principal amount of HK$124.5 million to be subscribed by Improvemany pursuant to the terms of the Subscription Agreement
"Director(s)"	director(s) of the Company
"Group"	Hanny and its subsidiaries
"Hanny" or "Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange, and an indirect non-wholly owned subsidiary of ITC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Improvemany"	Improvemany International Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Hanny

"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and whose issued shares are listed on the main board of the Stock Exchange
"Last Trading Day"	19 January 2007, being the last trading day of the China Star Shares prior to its suspension pending the release of the China Star Announcement
"Latest Practicable Date"	14 February 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau Success"	Macau Success Limited (stock code: 487), a company incorporated in Bermuda with limited liability and whose issued shares are listed on the main board of the Stock Exchange, being the holding company of one of the subscribers of the Bonds
"Maturity Date"	the day falling 5 years from the date of issue of the Convertible Bond or, if that is not a Business Day, the first Business Day thereafter
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Other Subscription Agreements"	the other two subscription agreements both dated 19 January 2007 for the subscription of the Bonds (excluding the Convertible Bond) with an aggregate principal amount of HK$44.0 million entered into between China Star and the other two subscribers
"PRC"	the People's Republic of China, which for the purposes of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Convertible Bond by Improvemany pursuant to the terms of the Subscription Agreement
"Subscription Agreement"	the conditional subscription agreement dated 19 January 2007 entered into between Improvemany and China Star in relation to the Subscription, subject to the terms and conditions contained therein
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

16 February 2007

To the Shareholders and, for information only, to the holders of convertible bonds

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION – SUBSCRIPTION OF CONVERTIBLE BOND OF CHINA STAR ENTERTAINMENT LIMITED

INTRODUCTION

The Company and ITC jointly announced on 26 January 2007 that Improvemany, an indirect wholly-owned subsidiary of the Company, had entered into the Subscription Agreement on 19 January 2007 with China Star in relation to the subscription by Improvemany of the Convertible Bond with principal amount of HK$124.5 million. On the same day, China Star entered into the Other Subscription Agreements with two other subscribers on terms no more favourable than those offered to Improvemeny under the Subscription Agreement. The aggregate principal amount of the Bonds to be issued by China Star (including the Convertible Bond) is HK$168.5 million. As at the Latest Practicable Date, the Company was interested in 36,176,000 shares of Macau Success, the holding company of one of the subscribers of the Bonds, representing approximately 1.69% of the existing issued share capital of Macau Success. Save as aforesaid, to the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, each of the other subscribers is a third party independent of the Company and its connected persons.

The Subscription constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with information on the Subscription Agreement and the Convertible Bond, and further information on Hanny.

SUBSCRIPTION AGREEMENT

Date: 19 January 2007

Parties to the Subscription Agreement

(a) Improvemany as the subscriber for the Convertible Bond; and

(b) China Star as the issuer of the Convertible Bond.

To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, China Star is a third party independent of the Company and its connected persons and Improvemany is not acting in concert with the other subscribers of the Bonds or any shareholders of China Star in respect of China Star.

Conditions of the Subscription Agreement

Completion is conditional upon:

(a) the passing of the necessary resolution(s) by the shareholders of China Star in general meeting approving the Subscription Agreement and all transactions contemplated therein including but not limited to the creation and the issue of the Convertible Bond, and the issuance of Conversion Shares upon exercise by the holder(s) of the Bonds thereof of the conversion rights, each in accordance with the bye-laws of China Star and the requirements of the Listing Rules;

(b) the passing of the necessary resolution(s) by the shareholders of Hanny (if necessary) approving the Subscription Agreement and all transactions contemplated therein;

(c) Improvemany shall have been satisfied with the results of its due diligence investigations on the China Star Group within 30 days from the date of the Subscription Agreement or such other extended time as the parties may agree;

(d) the Listing Committee of the Stock Exchange shall have granted (either unconditionally or subject only to such conditions as China Star and Improvemany both acting reasonably do not object) the listing of, and the permission to deal in, the Conversion Shares to be allotted and issued upon conversion of the Bonds;

(e) the issue and delivery of a legal opinion by Bermuda counsel (on matters relating to, among other things, the due incorporation and existence of China Star and the validity, legality and enforceability of the issue of the Convertible Bond and of the Subscription Agreement by China Star and such other resolutions, consents, authorities and documents relating to the issue of the Convertible Bond) in such form and substance as may reasonably be required by Improvemany;

(f) if required, an increase in the authorised share capital of China Star to facilitate the issue of the Conversion Shares and the Bermuda Monetary Authority shall have granted its approval to the allotment and issue of the Conversion Shares;

(g) the representations, warranties and undertakings made by China Star in the Subscription Agreement shall be true, accurate and correct in all respects at, and as if made at Completion; and

(h) at the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a prospective change, in the financial condition, operations, business or properties of the China Star Group (including as revealed in the audited consolidated financial statements of the China Star Group for the year ended 31 December 2005) which, in the reasonable opinion of Improvemany, is material and adverse.

If any of the above conditions precedent have not been fulfilled or waived by Improvemany (other than conditions (a), (b), (d) and (f) above) on or before the date falling 4 months from the date of the Subscription Agreement (or such later date as Improvemany and China Star may agree in writing), then the Subscription Agreement shall lapse immediately thereafter and be of no further effect and neither party to the Subscription Agreement shall have any claim against or liability or obligation to the other party under the Subscription Agreement except for any antecedent breach.

Completion is not conditional on the completion of the Other Subscription Agreements.

Completion

Subject to the fulfilment or, as the case may be, waiver of the conditions stated above, Completion shall take place on or before the date falling 4 months from the date of the Subscription Agreement (or such other date as the parties to the Subscription Agreement may agree in writing).

Termination

Improvemany may, by notice to China Star given at any time prior to payment of the net subscription monies for the Convertible Bond to China Star, terminate the Subscription Agreement in any of the following circumstances:

a) if there shall have come to the notice of Improvemany any material breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Subscription Agreement, which includes, among other things, the due and valid issue of fully-paid, non-assessable and free from all encumbrances Conversion Shares which will rank pari passu with all other China Star Shares then outstanding, no material adverse change in the condition and financial prospect of the China Star Group since 31 December 2005; or any failure by China Star to perform any of its undertakings, indemnities or agreements in the Subscription Agreement;

b) if there shall have occurred any change, or any development involving a prospective change, in national or international monetary, financial, political, industrial or economic conditions or currency exchange rates or foreign exchange controls or other nature which would, in Improvemany's reasonable view, prejudice materially the success of the offering or the subscription or distribution of the Convertible Bond;

c) if there shall have occurred an outbreak or escalation of hostilities or act of terrorism which would, in Improvemany's view, prejudice materially the success of the offering or the subscription or distribution of the Convertible Bond; or

d) if on or after the date of the Subscription Agreement there shall have occurred a suspension in trading in China Star's securities for more than 15 consecutive trading days on the Stock Exchange other than in connection with the clearance of announcements in connection with the transactions contemplated therein, which would, in Improvemany's reasonable view, prejudice materially the success of the subscription or distribution of the Convertible Bond.

In the event that Improvemany terminates the Subscription Agreement, all obligations of each of the parties under the Subscription Agreement shall cease and determine and no party shall have any claim against any other party in respect of any matter arising out of or in connection with the Subscription Agreement except for any antecedent breach.

THE CONVERTIBLE BOND

Principal terms

Principal amount: HK$124.5 million payable by Improvemany by cash upon Completion

Subscription price: 95% of the principal amount of the Convertible Bond (i.e. approximately HK$118.3 million)

Conversion Price: the initial Conversion Price is the lower of (i) HK$0.32 per Conversion Share and (ii) the average closing price of China Star Share for the ten trading days prior to the date of the issue of the Convertible Bond, provided that the initial Conversion Price shall in no event be less than HK$0.25 per Conversion Share (subject to adjustments). The Conversion Price is subject to customary anti-dilution adjustments in events including share consolidation, share subdivision, capitalisation issue, capital distribution, rights issue and other equity or equity derivative issues.

However, no adjustments will be made to the Conversion Price when China Star Shares are issued pursuant to the exercise of the 200,602,625 share options granted under China Star's existing share option scheme as at the date of the Subscription Agreement.

The initial Conversion Price is determined after arm's length negotiations between Improvemany and China Star with reference to the prevailing market price of the China Star Shares prior to the suspension of trading in the China Star Shares on 22 January 2007.

Assuming the initial Conversion Price is HK$0.32 per Conversion Share, it represents:

(a) a premium of approximately 6.7% over the closing price of HK$0.30 per China Star Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a premium of approximately 6.0% over the average closing price of HK$0.302 per China Star Share for the last 5 trading days up to and including the Last Trading Day;

(c) a premium of approximately 7.0% over the average closing price of HK$0.299 per China Star Share for the last 10 trading days up to and including the Last Trading Day;

(d) a discount of approximately 14.7% to the closing price of HK$0.375 per China Star Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(e) a discount of approximately 71.4% to the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$1.12 per China Star Share based on the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$702,622,000 as at 30 June 2006, being the date to which the latest unaudited consolidated financial statements of the China Star Group were made up, and the issued share capital of 624,646,000 China Star Shares as at 30 June 2006.

Assuming the initial Conversion Price is HK$0.25 per Conversion Share, it represents:

(a) a discount of approximately 16.7% to the closing price of HK$0.30 per China Star Share as quoted on the Stock Exchange on the Last Trading Day;

(b) a discount of approximately 17.2% to the average closing price of HK$0.302 per China Star Share for the last 5 trading days up to and including the Last Trading Day;

(c) a discount of approximately 16.4% to the average closing price of HK$0.299 per China Star Share for the last 10 trading days up to and including the Last Trading Day;

(d) a discount of approximately 33.3% to the closing price of HK$0.375 per China Star Share as quoted on the Stock Exchange on the Latest Practicable Date; and

(e) a discount of approximately 77.7% to the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$1.12 per China Star Share based on the unaudited consolidated net asset value of China Star attributable to its shareholders of approximately HK$702,622,000 as at 30 June 2006, being the date to which the latest unaudited consolidated financial statements of the China Star Group were made up, and the issued share capital of 624,646,000 China Star Shares as at 30 June 2006.

Interest rate: Zero interest.

Maturity: The day falling 5 years from the date of issue of the Convertible Bond.

Redemption: Unless previously converted, redeemed or cancelled in accordance with the terms of the Convertible Bond, China Star will redeem the Convertible Bond on the Maturity Date at 100% of the principal amount of the Convertible Bond then outstanding.

The yield to maturity of the Convertible Bond is approximately 1.0% per annum.

Transferability: The Convertible Bond is freely transferable.

Conversion period: Holder(s) of the Convertible Bond shall have the right to convert, the whole or any part of the outstanding principal amount of the Convertible Bond into Conversion Shares at the then prevailing Conversion Price at any time on or after the 7th day after the issue of the Convertible Bond up to the close of business on the business day immediately before the Maturity Date; or, if such

Convertible Bond shall have been called for redemption before 5 Business Days from the Maturity Date, then up to the close of business on a date no later than 7 Business Days prior to the date fixed for redemption thereof but in any event before the Maturity Date.

Conversion Shares: Improvemany will undertake to China Star that it will not exercise the conversion rights under the Convertible Bond to such extent that it and its concert parties will result in holding 30% or more of the voting rights of the enlarged issued share capital of China Star. On the basis of the 704,646,608 China Star Shares in issue as at the Latest Practicable Date and assuming the other two subscribers of the Bonds not exercising the conversion rights, upon conversion of the principal amount of the Convertible Bond of HK$96.59 million into the Conversion Shares at the initial Conversion Price of HK$0.32 per Conversion Share by Improvemany, a total of 301,843,750 Conversion Shares will be issued and an aggregate of 1,006,490,358 China Star Shares will be in issue as enlarged by such conversion. Accordingly, Improvemany will be interested in approximately 29.99% of the enlarged issued share capital of China Star.

Assuming the other two subscribers of the Bonds not exercising the conversion rights, upon conversion of the principal amount of the Convertible Bond of HK$75.46 million into the Conversion Shares at the lowest possible initial Conversion Price of HK$0.25 per Conversion Share by Improvemany, a total of 301,840,000 Conversion Shares will be issued by China Star and an aggregate of 1,006,486,608 China Star Shares will be in issue as enlarged by such conversion. Improvemany will then be interested in approximately 29.99% of the enlarged issued share capital of China Star.

Fractions of Conversion Shares will not be issued on conversion and no amount in lieu thereof shall be refunded to Improvemany.

Voting: Improvemany will not be entitled to receive notice of, attend or vote at any general meeting of China Star by reason only of it being the holder of the Convertible Bond.

Listing: No application will be made for the listing of the Convertible Bond on the Stock Exchange or any other stock exchange. An application will be made by China Star for the listing of, and permission to deal in, the Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Bonds.

Ranking: The obligations of China Star arising under the Bonds shall at all times rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of China Star.

The Conversion Shares shall, when issued, rank pari passu in all respects with all other issued share capital of China Star on the date of conversion including the right to all dividends or other distributions.

Default interest and delay in payment: If China Star fails to pay any sum in respect of the Convertible Bond when it becomes due and payable, interest shall accrue on the overdue sum at the prime rate as quoted by The Hongkong and Shanghai Banking Corporation Limited plus 5.0% per annum from the due date, calculated on the basis of the actual number of days elapsed and a 360-day year.

SHAREHOLDING STRUCTURE OF CHINA STAR

Based on the information set out in the China Star Announcement, the shareholding structure of China Star and the effect of conversion of the Bonds assuming no change in the shareholding structure of China Star during the period between the Latest Practicable Date and the conversion of the Bonds is set out below:

	As at the Latest Practicable Date		Upon full conversion of the Bonds at HK$0.32 per Conversion Share and Improvemany is restricted to less than 30% of the enlarged issued share capital of China Star with any balance Conversion Shares being held by the public		Upon conversion of the Convertible Bond at HK$0.32 per Conversion Share to such extent that Improvemany holds less than 30% of the enlarged issued share capital of China Star		Upon full conversion of the Bonds at HK$0.25 per Conversion Share and Improvemany is restricted to less than 30% of the enlarged issued share capital of China Star with any balance Conversion Shares being held by the public		Upon conversion of the Convertible Bond at HK$0.25 per Conversion Share to such extent that Improvemany holds less than 30% of the enlarged issued share capital of China Star	
	Number of China Star Shares	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*	*Number of China Star Shares*	*% (Approximate)*
Porterstone Limited *(Note 1)*	61,905,000	8.79	61,905,000	5.03	61,905,000	6.15	61,905,000	4.49	61,905,000	6.15
Dorest Company Limited *(Note 2)*	18,510,000	2.62	18,510,000	1.50	18,510,000	1.84	18,510,000	1.34	18,510,000	1.84
Mr. Heung Wah Keung (a director of China Star)	36,395,000	5.17	36,395,000	2.96	36,395,000	3.62	36,395,000	2.64	36,395,000	3.62
Ms. Chen Ming Yin, Tiffany (a director of China Star)	21,144,410	3.00	21,144,410	1.72	21,144,410	2.10	21,144,410	1.53	21,144,410	2.10
Ms. Li Yuk Sheung (a director of China Star)	16	0.00	16	0.00	16	0.00	16	0.00	16	0.00
Improvemany	-	-	369,239,611	29.99	301,843,750	29.99	413,456,117	29.99	301,840,000	29.99
Other subscribers of the Bonds	-	-	137,500,000	11.16	-	-	176,000,000	12.77	-	-
Public shareholders of China Star	566,692,182	80.42	586,515,071	47.64	566,692,182	56.30	651,236,065	47.24	566,692,182	56.30
Total	704,646,608	100.00	1,231,209,108	100.00	1,006,490,358	100.00	1,378,646,608	100.00	1,006,486,608	100.00

Notes:

1. A company incorporated in the British Virgin Islands with limited liability which is beneficially owned by Ms. Chen Ming Yin, Tiffany.

2. A company incorporated in Hong Kong with limited liability which is beneficially owned as to 60% by Ms. Chen Ming Yin, Tiffany through Porterstone Limited and as to 40% by Mr. Heung Wah Keung.

Improvemany will undertake to China Star that it will not exercise the conversion rights under the Convertible Bond to such extent that it and its concert parties will result in holding 30% or more of the voting rights of the enlarged issued share capital of China Star.

As at the Latest Practicable Date, no decision had been made as to whether or when or the extent to which the conversion rights attached to the Convertible Bond would be exercised by Improvemany. The extent of exercise of the conversion rights attached to the Convertible Bond by Improvemany will depend on a number of factors such as the future financial position and business prospects of the China Star Group and the market performance of the China Star Shares. Should Improvemany decide to exercise the conversion rights attached to the Convertible Bond, Hanny will comply with the Listing Rules and seek approval from the Shareholders (if necessary) as and when appropriate.

INFORMATION ON CHINA STAR

The China Star Group is principally engaged in film production, distribution of film and television drama series, and the provision of post-production services.

According to the annual report of China Star for the year ended 31 December 2005, the China Star Group recorded an audited consolidated turnover of approximately HK$165.3 million and HK$92.2 million for each of the two years ended 31 December 2004 and 2005 respectively. The audited consolidated loss before and after taxation and minority interests of the China Star Group for the year ended 31 December 2005 were approximately HK$20.9 million and HK$21.0 million respectively. The audited consolidated loss before and after taxation and minority interests of the China Star Group for the year ended 31 December 2004 were both approximately HK$303.2 million.

As stated in the interim report of China Star for the six months ended 30 June 2006, the China Star Group recorded an unaudited consolidated turnover of approximately HK$56.0 million as compared with HK$46.4 million for the same period in 2005. The unaudited consolidated profit before and after taxation and minority interests of the China Star Group for the six months ended 30 June 2006 were both approximately HK$71.0 million. The unaudited consolidated net asset value of China Star attributable to its shareholders was approximately HK$702.6 million as at 30 June 2006.

As stated in the China Star Announcement, China Star intends to apply the net proceeds from the issue of the Bonds of approximately HK$159 million for the acquisition by China Star of a 38.5% equity interest in Kingsway Hotel Limited from Great Trust – Gestão E Participacoes, Limitada, details of which were set out in the announcement of China Star dated 4 January 2007.

REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies whose issued shares are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies whose issued shares are listed on the Stock Exchange. Hanny is an investment holding company.

In light of the improved financial results of the China Star Group for the six months ended 30 June 2006 and the intended use of the net proceeds from the issue of the Bonds for the acquisition of equity interest in Kingsway Hotel Limited, the Directors are optimistic about the business prospects of the China Star Group. The Convertible Bond is to be issued to Improvemany at a 5% discount to the principal amount. The conversion rights attached to the Convertible Bond offer Improvemany a five-year time frame to evaluate the financial performance of the China Star Group and the market performance of the China Star Shares, and the flexibility to acquire equity interests in China Star and an opportunity to enjoy any potential capital gain in the value of the China Star Shares. Based on the above, the Directors consider that the Subscription is in the interests of the Company and the Shareholders as a whole and the terms of the Subscription Agreement are fair and reasonable as far as the Shareholders are concerned.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

At present, Improvemany intends to fund the Subscription by its internal resources. It is expected that the Subscription will not have material impact on the net asset position of the Group. The subscription price at a discount of the principal amount of the Convertible Bond is expected to bring investment income to the Group.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' interests and short positions in the Shares, underlying shares and debentures of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors in the Shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

(a) Interests in Shares

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of Shares held	Approximate % of the issued share capital of the Company
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Note)*	Long position	Beneficial owner	Personal interest	1,627,697	0.64%
	Long position	Interest of controlled corporation	Corporate interest	169,949,504	67.22%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	4,971,956	1.97%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui")	Long position	Beneficial owner	Personal interest	3,394,858	1.34%

Note: This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

Dr. Chan is deemed to have a corporate interest in 169,949,504 Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest is detailed and duplicates the interests as shown in the paragraph "Interests and short positions of Shareholders discloseable under the SFO" below.

(b) ***Interests in equity derivatives (as defined in the SFO) of the Company***

Convertible bond

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying shares (under equity derivatives) held	Approximate % of the issued share capital of the Company
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.12%
	Long position	Interest of controlled corporations	Corporate interest	11,304,682	4.47%

(c) ***Interests in associated corporations (as defined in the SFO) of the Company***

(i) Interests in share options of PSC Corporation Ltd ("PSC")

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	2,000,000	0.086	0.11%

(ii) Interests in Wing On Travel (Holdings) Limited ("Wing On")

(a) Interests in shares of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Number of share held in Wing On	Number of underlying shares (unlisted equity derivatives) held in Wing On	Approximate % of the issued share capital of Wing On
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	-	0.74%
	Long position	Interest of controlled corporation	Corporate interest	135,740,481 *(Note)*	-	22.23%
	Long position	Interest of controlled corporation	Corporate interest	-	379,746,835 *(Note)*	62.19%

Note:

Dr. Chan owns the entire interest in Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 34.50% of the entire issued ordinary share capital of ITC. ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Leaptop Investments Limited ("Leaptop") and Mankar Assets Limited ("Mankar"). Leaptop owns the entire interest in Asia Will Limited ("Asia Will") and Mankar owns the entire interest in Famex Investment Limited ("Famex"). Famex owns approximately 67.22% of the issued share capital of the Company. The Company owns the entire issued share capital of Hanny Magnetics (B.V.I.) Limited ("HMBVI") which in turn owns the entire interest in Powervote Technology Limited ("Powervote"). Powervote owns the entire issued share capital of Well Orient Limited ("Well Orient"). Well Orient owns approximately 98.92% of the issued share capital of Group Dragon Investments Limited ("GDI") which in turns owns the entire issued share capital of China Strategic (B.V.I.) Limited ("CSBVI"). CSBVI owns 55.22% effective equity interest in China Enterprises Limited ("CEL"). CEL owns the entire issued share capital of Million Good Limited ("Million Good"). Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment and Leaptop are deemed to be interested in 11,406,000 shares in the capital of Wing On held by Asia Will. Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI, CSBVI and CEL are deemed to be interested in 124,334,481 shares in the capital of Wing On held by Million Good. Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI and CSBVI are deemed to be interested in 379,746,835 underlying shares of Wing On held by CEL.

(b) Interests in share options of Wing On

Name of Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share HK$	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,000,000	0.728	0.66%
Mr. Lui	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Shareholders discloseable under the SFO

So far as is known to the Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Shares or underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

(a) Interests in the Shares and underlying shares

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Ms. Ng Yuen Lan, Macy *(Note)*	Long position	Interest of spouse	169,949,504	–	67.22%
	Long position	Interest of spouse	–	11,304,682	4.47%
	Long position	Interest of spouse	1,627,697	–	0.64%
	Long position	Interest of spouse	–	315,756	0.12%

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Dr. Chan *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
	Long position	Beneficial owner	1,627,697	–	0.64%
	Long position	Beneficial owner	–	315,756	0.12%
Chinaview *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
Galaxyway *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
ITC *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
ITC Investment *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporations	–	11,304,682	4.47%
Mankar *(Note)*	Long position	Interest of controlled corporation	169,949,504	–	67.22%
	Long position	Interest of controlled corporation	–	641,762	0.25%

Name of Shareholder	Long position/ Short position	Capacity	Number of Shares held	Number of underlying shares (unlisted equity derivatives of the Company) held	Approximate % of the issued share capital of the Company
Famex *(Note)*	Long position	Beneficial owner	169,949,504	–	67.22%
	Long position	Beneficial owner	–	641,762	0.25%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	–	5.32%

Notes:

Hollyfield Group Limited ("Hollyfield"), a direct wholly-owned subsidiary of ITC Investment, owns 10,662,920 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a direct wholly-owned subsidiary of Mankar. Mankar is a direct wholly-owned subsidiary of ITC Investment, which in turn is a direct wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 169,949,504 Shares and 641,762 Underlying Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 10,662,920 Underlying Shares held by Hollyfield. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,627,697 Shares and 315,756 Underlying Shares held by Dr. Chan.

ITC, through Hollyfield and Famex, also holds the convertible bonds of the Company ("Hanny Bonds") with face value of HK$95,966,280 and HK$5,775,870 respectively. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share, 10,662,920 Shares and 641,762 Shares will be issued to Hollyfield and Famex respectively. Dr. Chan holds the Hanny Bonds with face value of HK$2,841,810. Upon full conversion of the Hanny Bonds at an initial conversion price of HK$9.0 per Share, 315,756 Shares will be issued to Dr. Chan.

(b) Substantial shareholding in the other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors, the following parties, other than a Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Directors are not aware that there is any party (not being a Director) who, as at the Latest Practicable Date, had an interest or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

As at the Latest Practicable Date, there was no litigation or claim of material importance known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had a service agreement with the Company or any of its subsidiaries which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

As at the Latest Practicable Date, interests of the Directors in competing businesses which are required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Director	Name of entity the businesses of which are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Yap	Wing On and its subsidiaries	Property investment in Hong Kong and property development in the PRC	Executive director
Mr. Lui	Wing On and its subsidiaries	Property investment in Hong Kong and property development in the PRC	Executive director

Save as disclosed above, none of the Directors nor their respective associates were interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the Group's businesses as at the Latest Practicable Date.

6. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Lui Siu Tsuen, Richard, a fellow member of The Hong Kong Institute of Certified Public Accountants.

(ii) The company secretary of the Company is Ms. Kam Yiu Sai, Florence, an associate member of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of the Company in Hong Kong is situated at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(iv) The Hong Kong branch share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(v) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text thereof.

5. 董事於競爭業務中之權益

於最後實際可行日期，按上市規則第8.10條之規定董事於競爭業務中之權益披露如下：

董事姓名	其業務現與或可能與本集團業務相競爭之實體名稱	現與或可能與本集團業務相競爭之實體之業務描述	董事於該實體之權益性質
Yap博士	永安及其附屬公司	於香港從事物業投資及於中國從事物業發展	執行董事
呂先生	永安及其附屬公司	於香港從事物業投資及於中國從事物業發展	執行董事

除上文所披露者外，於最後實際可行日期，概無董事或彼等各自之聯繫人於本集團業務以外擁有與本集團業務直接或間接競爭或可能競爭之任何業務之權益。

6. 其他事項

(i) 本公司之合資格會計師為呂兆泉先生，彼為香港會計師公會之資深會員。

(ii) 本公司之公司秘書為甘瑤斯女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(iii) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司之總辦事處及香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心8樓。

(iv) 本公司之香港股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

(v) 本通函之中、英文版本如有歧異，須以英文版本為準。

(b) 本集團其他成員公司之主要股權

於最後實際可行日期，就董事所知悉，以下各方（董事除外）直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值之10%或以上之權益：

附屬公司名稱	股東名稱／姓名	佔已發行股本百分比
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited	Global Media Limited	35%
Sino Partner Holdings Limited	田樸珺	17%
中國國際電訊集團有限公司	China Telecom Investment Corporation	49%
潤孚實業有限公司	王明健	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

除上文所披露者外，董事並不知悉有任何一方（非董事）於最後實際可行日期於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之任何權益或淡倉，或直接或間接擁有有權在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值之10%或以上之權益或擁有有關股份之任何購股權。

3. 訴訟

於最後實際可行日期，就董事所知，本公司或其任何附屬公司並無任何尚未了結或面臨任何重大訴訟或索償。

4. 服務合約

於最後實際可行日期，各董事概無與本公司或其任何附屬公司訂立任何本公司不可於一年內免付賠償（法定賠償除外）而終止之服務合約。

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
其威（附註）	好倉	實益擁有人	169,949,504	–	67.22%
	好倉	實益擁有人	–	641,762	0.25%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	好倉	投資經理	13,441,697	–	5.32%

附註：

Hollyfield Group Limited（「Hollyfield」）（為ITC Investment之直接全資附屬公司）擁有（就非上市股本衍生工具而言）10,662,920股本公司相關股份（「相關股份」）。其威為Mankar之直接全資附屬公司。Mankar為ITC Investment之直接全資附屬公司，而ITC Investment則為德祥之直接全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之169,949,504股股份及641,762股相關股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於Hollyfield 持有之10,662,920股相關股份中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,627,697股股份及315,756股相關股份中擁有權益。

德祥亦透過Hollyfield及其威持有面值分別為95,966,280港元及5,775,870港元之本公司可兌換債券（「錦興債券」）。於錦興債券按初步兌換價每股股份9.0港元獲悉數兌換後，合共10,662,920股股份及641,762股股份將分別發行予Hollyfield及其威。陳博士持有面值為2,841,810港元之錦興債券。於錦興債券按初步兌換價每股股份9.0港元獲悉數兌換後，合共315,756股股份將發行予陳博士。

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
陳博士（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	11,304,682	4.47%
	好倉	實益擁有人	1,627,697	–	0.64%
	好倉	實益擁有人	–	315,756	0.12%
Chinaview（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	11,304,682	4.47%
Galaxyway（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	11,304,682	4.47%
德祥（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	11,304,682	4.47%
ITC Investment（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	11,304,682	4.47%
Mankar（附註）	好倉	受控公司之權益	169,949,504	–	67.22%
	好倉	受控公司之權益	–	641,762	0.25%

(b) 於永安購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有永安購股權數目	每股行使價 港元	佔永安已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.66%
呂先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
郭嘉立先生	好倉	實益擁有人	個人權益	二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

除上文所披露者外，於最後實際可行日期，董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團（依據證券及期貨條例第XV部之定義）之股份、相關股份或債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

(ii) 根據證券及期貨條例須予披露之股東權益及淡倉

就董事所知，於最後實際可行日期，以下人士於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定記錄於本公司須存置之登記冊內之權益或淡倉：

(a) 於股份及相關股份之權益

股東姓名／名稱	好倉／淡倉	身份	持有股份數目	持有相關股份數目（本公司非上市股本衍生工具）	佔本公司已發行股本概約百分比
伍婉蘭女士（附註）	好倉	配偶權益	169,949,504	–	67.22%
	好倉	配偶權益	–	11,304,682	4.47%
	好倉	配偶權益	1,627,697	–	0.64%
	好倉	配偶權益	–	315,756	0.12%

(ii) 於永安旅遊（控股）有限公司（「永安」）之權益

(a) 於永安股份之權益

董事姓名	好倉／淡倉	身份	權益性質	持有永安股份數目	持有永安之相關股份數目（非上市股本衍生工具）	佔永安已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	4,529,800	-	0.74%
	好倉	受控公司之權益	公司權益	135,740,481 (附註)	-	22.23%
	好倉	受控公司之權益	公司權益	-	379,746,835 (附註)	62.19%

附註：

陳博士擁有Chinaview全部權益，而Chinaview則擁有Galaxyway Investments Limited（「Galaxyway」）全部權益。Galaxyway擁有德祥全部已發行普通股股本約34.50%。德祥擁有ITC Investment Holdings Limited（「ITC Investment」）全部權益。ITC Investment擁有Leaptop Investments Limited（「Leaptop」）及Mankar Assets Limited（「Mankar」）全部權益。Leaptop擁有Asia Will Limited（「Asia Will」）全部權益及Mankar擁有其威投資有限公司（「其威」）全部權益。其威擁有本公司已發行股本約67.22%。本公司擁有Hanny Magnetics (B.V.I.) Limited（「HMBVI」）全部已發行股本，而HMBVI則擁有Powervote Technology Limited（「Powervote」）全部權益。Powervote擁有威倫有限公司（「威倫」）全部已發行股本。威倫擁有群龍投資有限公司（「群龍」）已發行股本約98.92%，而群龍則擁有China Strategic (B.V.I.) Limited（「CSBVI」）全部已發行股本。CSBVI擁有China Enterprises Limited（「CEL」）55.22%之實際股權。CEL擁有Million Good Limited（「Million Good」）全部已發行股本。陳博士、Chinaview、Galaxyway、德祥、ITC Investment及Leaptop被視為擁有Asia Will持有之永安股本中11,406,000股股份之權益。陳博士、Chinaview、Galaxyway、德祥、ITC Investment、Mankar、其威、錦興、HMBVI、Powervote、威倫、群龍、CSBVI及CEL被視為擁有Million Good所持有之永安股本中124,334,481股股份之權益。陳博士、Chinaview、Galaxyway、德祥、ITC Investment、Mankar、其威、錦興、HMBVI、Powervote、威倫、群龍及CSBVI被視為擁有CEL所持有之379,746,835股永安相關股份之權益。

(b) 於本公司股本衍生工具（定義見證券及期貨條例）之權益

可兑換債券

董事姓名	好倉／淡倉	身份	權益性質	持有相關股份數目（股本衍生工具項下）	佔本公司已發行股本概約百分比
陳博士	好倉	實益擁有人	個人權益	315,756	0.12%
	好倉	受控公司之權益	公司權益	11,304,682	4.47%

(c) 於本公司相聯法團（定義見證券及期貨條例）之權益

(i) 於普威集團有限公司（「普威集團」）購股權之權益

董事姓名	好倉／淡倉	身份	權益性質	行使期間	持有普威集團購股權數目	每股行使價 *新加坡元*	佔普威集團已發行股本概約百分比
Yap博士	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
呂先生	好倉	實益擁有人	個人權益	二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

1. 責任聲明

本通函所載資料乃遵照上市規則而提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及所確信，本通函並無遺漏任何其他事實，導致其所載之任何聲明有所誤導。

2. 權益披露

(i) 董事於本公司及其相聯法團股份、相關股份及債券中之權益及淡倉

於最後實際可行日期，董事於本公司及其相聯法團（根據證券及期貨條例第XV部之定義）之股份、相關股份及債券中擁有(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）或根據標準守則須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) *於股份之權益*

董事姓名	好倉／淡倉	身份	權益性質	持有股份數目	佔本公司已發行股本概約百分比
陳國強博士（「陳博士」）（附註）	好倉	實益擁有人	個人權益	1,627,697	0.64%
	好倉	受控公司之權益	公司權益	169,949,504	67.22%
Yap, Allan博士（「Yap博士」）	好倉	實益擁有人	個人權益	4,971,956	1.97%
呂兆泉先生（「呂先生」）	好倉	實益擁有人	個人權益	3,394,858	1.34%

附註：該權益不包括本公司股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益一併計算，以計算陳博士於本公司之權益總額。

陳博士因在Chinaview International Limited（「Chinaview」）擁有權益而被視為擁有169,949,504股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段所載權益詳述及與之重複。

根據中國星截至二零零五年十二月三十一日止年度之年報，中國星集團於截至二零零四年及二零零五年十二月三十一日止兩個年度所錄得之經審核綜合營業額分別約為165,300,000港元及92,200,000港元。中國星集團於截至二零零五年十二月三十一日止年度之經審核綜合除稅及少數股東權益前及後之虧損分別約為20,900,000港元及21,000,000港元。中國星集團於截至二零零四年十二月三十一日止年度之經審核綜合虧損於除稅及少數股東權益前及後均約為303,200,000港元。

根據中國星截至二零零六年六月三十日止六個月之中期報告所載述，中國星集團錄得未經審核綜合營業額約為56,000,000港元，而二零零五年同期則約為46,400,000港元。中國星集團於截至二零零六年六月三十日止六個月之未經審核綜合溢利於除稅及少數股東權益前及後均約為71,000,000港元。中國星於二零零六年六月三十日之未經審核綜合股東應佔資產淨值約為702,600,000港元。

誠如中國星公佈所載述，中國星擬動用發行債券所得款項淨額約159,000,000港元作為中國星向Great Trust - Gestao E Participacoes, Limitada收購Kingsway Hotel Limited 38.5%股本權益之資金。該宗收購之詳情已披露於中國星日期為二零零七年一月四日之公佈內。

認購事項之理由

本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括於聯交所及新加坡證券交易所有限公司上市的聯營公司之投資及其股份於聯交所上市之公司發行之長期可兌換票據之投資。錦興為一間投資控股公司。

鑒於中國星集團截至二零零六年六月三十日止六個月之財務業績有所改善，以及發行債券所得款項淨額擬定用作收購Kingsway Hotel Limited之股本權益，董事對中國星集團之業務前景抱持樂觀態度。可兌換債券將按本金額折讓5%之價格發行予Improvemany。可兌換債券所附之兌換權可讓Improvemany以五年時間評估中國星集團之財務表現，以及中國星股份之市場表現，並可靈活地收購中國星之股本權益，亦可藉此機會享有中國星股份價值之潛在資本收益。按以上所述，董事認為，認購事項符合德祥及股東之整體利益，且認購協議之條款對股東而言誠屬公平合理。

認購事項之財務影響

現時，Improvemany擬以其內部資源為認購事項提供資金。預期認購事項將不會對本集團之資產淨值狀況構成重大影響。認購價較可兌換債券本金額之折讓預期可為本集團帶來投資收入。

一般事項

謹請　閣下垂注本通函附錄所載之其他資料。

此　致

列位股東　台照
及列位可兌換債券持有人　參照

代表
錦興集團有限公司
董事會
主席
陳國強博士
謹啟

二零零七年二月十六日

中國星之股權架構

根據中國星公佈所載之資料，下文載述中國星之股權架構及債券獲兌換之影響，其假設中國星之股權架構於最後實際可行日期至債券獲兌換期間並無變動：

	於最後實際可行日期		債券以每股兌換股份0.32港元獲悉數兌換後及Improvemany持有之中國星經擴大後已發行股本被限制於30%以下，而任何餘下兌換股份由公眾人士持有		可兌換債券以每股兌換股份0.32港元獲兌換後（以Improvemany持有中國星經擴大後已發行股本少於30%為限）		債券以每股兌換股份0.25港元獲悉數兌換後及Improvemany持有之中國星經擴大後已發行股本被限制於30%以下，而任何餘下兌換股份由公眾人士持有		可兌換債券以每股兌換股份0.25港元獲兌換後（以Improvemany持有中國星經擴大後已發行股本少於30%為限）	
	中國星股份數目	%（概約）	中國星股份數目	%（概約）	中國星股份數目	%（概約）	中國星股份數目	%（概約）	中國星股份數目	%（概約）
Porterstone Limited（附註1）	61,905,000	8.79	61,905,000	5.03	61,905,000	6.15	61,905,000	4.49	61,905,000	6.15
Dorest Company Limited（附註2）	18,510,000	2.62	18,510,000	1.50	18,510,000	1.84	18,510,000	1.34	18,510,000	1.84
向華強先生（中國星之董事）	36,395,000	5.17	36,395,000	2.96	36,395,000	3.62	36,395,000	2.64	36,395,000	3.62
陳明英女士（中國星之董事）	21,144,410	3.00	21,144,410	1.72	21,144,410	2.10	21,144,410	1.53	21,144,410	2.10
李玉嫦女士（中國星之董事）	16	0.00	16	0.00	16	0.00	16	0.00	16	0.00
Improvemany	–	–	369,239,611	29.99	301,843,750	29.99	413,456,117	29.99	301,840,000	29.99
債券之其他認購人	–	–	137,500,000	11.16	–	–	176,000,000	12.77	–	–
中國星之公眾股東	566,692,182	80.42	586,515,071	47.64	566,692,182	56.30	651,236,065	47.24	566,692,182	56.30
總計	704,646,608	100.00	1,231,209,108	100.00	1,006,490,358	100.00	1,378,646,608	100.00	1,006,486,608	100.00

附註：

1. 一間於英屬維爾京群島註冊成立之有限公司，由陳明英女士實益擁有。

2. 一間於香港註冊成立之有限公司，乃由陳明英女士透過Porterstone Limited實益擁有60%權益及由向華強先生實益擁有40% 權益。

Improvemany將向中國星承諾，彼不會行使可兌換債券下之兌換權水平致令彼及其一致行動人士於中國星經擴大後之已發行股本中持有30%或以上之投票權。

於最後實際可行日期，Improvemany尚未決定會否行使或何時行使可兌換債券所附之兌換權或行使數量。Improvemany行使可兌換債券所附兌換權之數量將視乎一系列因素，如中國星集團之日後財務狀況及業務前景及中國星股份之市場表現。倘Improvemany決定行使可兌換債券所附之兌換權，錦興將遵照上市規則之規定並於適當時候尋求股東之批准（如有需要）。

中國星之資料

中國星集團主要從事電影製作、發行電影及電視連續劇，以及提供後期製作服務。

換股份；或倘可兑換債券於到期日前5個營業日被要求贖回，則為不遲於就有關贖回釐訂之日期前7個營業日當日之營業時間結束時為止，惟於任何情況下必須於到期日前。

兑換股份：

Improvemany將向中國星承諾，彼不會行使可兑換債券下之兑換權水平致使彼及其一致行動人士於中國星經擴大後之已發行股本中持有30%或以上之投票權。按於最後實際可行日期中國星之已發行股份704,646,608股計算，並假設其他兩名債券認購人並無行使兑換權，則於可兑換債券之本金額96,590,000港元按初步兑換價每股兑換股份0.32港元獲Improvemany兑換為兑換股份時，將合共發行301,843,750股兑換股份，而經有關兑換所擴大後之已發行中國星股份數目將合共為1,006,490,358股。因此，Improvemany將於中國星經擴大已發行股本中擁有約29.99%之權益。

假設其他兩名債券認購人並無行使兑換權，則於可兑換債券之本金額75,460,000港元按可能之最低初步兑換價每股兑換股份0.25港元獲Improvemany兑換為兑換股份時，中國星將合共發行301,840,000股兑換股份，而經有關兑換所擴大後之已發行中國星股份數目將合共為1,006,486,608股。於此情況下，Improvemany將於中國星經擴大已發行股本中擁有約29.99%之權益。

概不會就兑換發行零碎兑換股份，亦不會就此向Improvemany退回任何款項作為替代。

投票：

Improvemany不會僅因作為可兑換債券持有人而有權接獲中國星任何股東大會之通告，亦無權出席該等大會或於會上投票。

上市：

可兑換債券將不會於聯交所或任何其他證券交易所申請上市。中國星將申請因債券所附之兑換權獲行使時將予發行之兑換股份獲准上市及買賣。

地位：

中國星於債券項下所產生之責任於任何時間均各自享有同等地位，且對中國星現時及日後之所有其他無抵押及非後償責任亦享有同等權利。

兑換股份於發行後將於各方面與於兑換當日之中國星所有其他已發行股本享有同等權利，包括收取所有股息或其他分派之權利。

違約利息及延期付款：

倘中國星無法於可兑換債券到期及應付時支付任何金額，則有關到期款項須於到期日起按香港上海滙豐銀行有限公司所報之最優惠利率加年利率5.0厘計息，按過期之實際日數及一年360日為基準計算。

(e) 股東應佔中國星之未經審核綜合資產淨值每股中國星股份約1.12港元(根據於二零零六年六月三十日(即中國星集團之最新未經審核綜合財務報表編製之日)中國星股東應佔中國星之未經審核綜合資產淨值約702,622,000港元,以及於二零零六年六月三十日之已發行股本624,646,000股中國星股份計算)折讓約71.4%。

假設初步兑換價為每股兑換股份0.25港元,其較:

(a) 於最後交易日於聯交所所報之收市價每股中國星股份0.30港元折讓約16.7%;

(b) 於截至最後交易日(包括該日)止對上5個交易日所報之平均收市價每股中國星股份0.302港元折讓約17.2%;

(c) 於截至最後交易日(包括該日)止對上10個交易日所報之平均收市價每股中國星股份0.299港元折讓約16.4%;

(d) 於最後實際可行日期於聯交所所報之收市價每股中國星股份0.375港元折讓約33.3%;及

(e) 股東應佔中國星之未經審核綜合資產淨值每股中國星股份約1.12港元(根據於二零零六年六月三十日(即中國星集團之最新未經審核綜合財務報表編製之日)中國星股東應佔中國星之未經審核綜合資產淨值約702,622,000港元,以及於二零零六年六月三十日之已發行股本624,646,000股中國星股份計算)折讓約77.7%。

息率: 零息。

到期日: 自可兑換債券發行當日起計滿五年當日。

贖回: 除非可兑換債券已根據可兑換債券之條款兑換、贖回或註銷,否則中國星將於到期日按當時尚未償還之可兑換債券本金額之100%,贖回可兑換債券。

可兑換債券之到期回報率為每年約1.0%。

轉讓性: 可兑換債券可自由轉讓。

兑換期: 可兑換債券持有人有權於可兑換債券發行後第7日或其後任何時間直至緊接到期日前一個營業日之營業時間結束時為止,按當時生效之兑換價將可兑換債券之全部或任何部份尚未償還本金額兑換為兑

倘Improvemany終止認購協議，各訂約方於認購協議項下之所有責任將告停止及終結，且各方均不可就認購協議所產生或與此有關之任何事宜向任何其他方索償，惟因先前違反而產生者除外。

可兌換債券

主要條款

本金額：	124,500,000港元，於完成時由Improvemany以現金支付
認購價：	可兌換債券本金額之95%（即約118,300,000港元）
兌換價：	初步兌換價為下列之較低者：(i)每股兌換股份0.32港元及(ii)中國星股份於可兌換債券發行之日前10個交易日之平均收市價，惟初步兌換價於任何情況下均不可低於每股兌換股份0.25港元（可予調整）。兌換價可於若干情況下作出合乎慣例之反攤薄調整，該等情況包括股份合併、股份分拆、資本化發行、資本分派、供股及發行其他股本或股本衍生工具。

然而，兌換價毋須因行使根據中國星現有購股權計劃所授出（截至認購協議日期止）之200,602,625份購股權所發行之中國星股份而作調整。

初步兌換價乃由Improvemany及中國星參考中國星股份於二零零七年一月二十二日暫停買賣前中國星股份之現行市價，按公平原則磋商後釐訂。

假設初步兌換價為每股兌換股份0.32港元，其較：

(a) 於最後交易日於聯交所所報之收市價每股中國星股份0.30港元溢價約6.7%；

(b) 於截至最後交易日（包括該日）止對上5個交易日所報之平均收市價每股中國星股份0.302港元溢價約6.0%；

(c) 於截至最後交易日（包括該日）止對上10個交易日所報之平均收市價每股中國星股份0.299港元溢價約7.0%；

(d) 於最後實際可行日期於聯交所所報之收市價每股中國星股份0.375港元折讓約14.7%；及

(g) 中國星於認購協議作出之聲明、保證及承諾於完成時在各方面均屬真實、準確及正確，及猶如於完成時作出；及

(h) 於完成日期，並無合理可能致令中國星集團之財政狀況、營運、業務或資產預期有所改變（包括誠如中國星集團截至二零零五年十二月三十一日止年度之經審核綜合財務報表所反映者）之任何變動或任何發展或事件，而Improvemany合理地認為有關變動乃屬重大及不利。

倘上述任何先決條件（上述第(a)、(b)、(d)及(f)項條件除外）未能於認購協議日期起計滿4個月當日或之前（或Improvemany及中國星以書面議定之較後日期）達成或獲Improvemany豁免，則認購協議將隨即失效，且不具任何效力，而認購協議之任何訂約方概不會對認購協議之其他訂約方提出任何索償或負上責任或義務，惟任何先前違反者則作別論。

完成毋須以其他認購協議之完成作為條件。

完成

待上述條件達成或（視乎情況而定）獲豁免後，認購協議將於認購協議日期起計滿4個月當日或之前（或認購協議各訂約方以書面議定之其他日期）完成。

終止

Improvemany可於下列任何情況下，於向中國星支付可兑換債券認購款項淨額前任何時間向中國星發出通知，以終止認購協議：

a) 倘Improvemany得知認購協議被嚴重違反，或得知任何事件使其當中所載之任何保證及聲明（其中包括已繳足股款、不須評估及不附帶任何產權負擔之兑換股份之正式及有效地發行，而該等股份與所有當時已發行之其他中國星股份具有同等地位；中國星集團自二零零五年十二月三十一日以來之狀況及財務前景並無重大不利變動）於任何方面失實或不正確，或中國星未能履行其於認購協議內所作出之承諾、彌償或協議；

b) 倘國家或國際貨幣、金融、政治、工業或經濟狀況或匯率或外匯管制或其他性質出現任何變動或任何涉及潛在變動之發展，而Improvemany合理地認為提呈或認購或分派可兑換債券之達成會受到重大影響；

c) 倘發生任何武裝衝突或衝突升級或恐怖襲擊，而Improvemany認為提呈、認購或分派可兑換債券之達成會受到重大影響；或

d) 倘於認購協議日期當日或以後，中國星之證券於聯交所暫停買賣連續超過15個交易日（惟取得批准刊發有關該協議所載之交易之公佈除外），而Improvemany合理地認為認購或分派可兑換債券之達成會受到重大影響。

根據上市規則，認購事項構成本公司之須予披露交易。本通函旨在向 閣下提供關於認購協議及可兑換債券之資料，以及錦興之進一步資料。

認購協議

日期： 二零零七年一月十九日

認購協議之訂約方

(a) Improvemany，作為可兑換債券之認購人；及

(b) 中國星，作為可兑換債券之發行人。

據董事作出一切合理查詢後所深知、所悉及所信，中國星為獨立於本公司及其關連人士之第三方，而就中國星而言，Improvemany並非與債券之其他認購人或任何中國星股東一致行動。

認購協議之條件

完成須待以下條件達成後，方告完成：

(a) 中國星股東於股東大會上通過所需決議案，以批准認購協議及據此所涉及之所有交易，包括但不限於增設及發行可兑換債券，以及待債券持有人行使兑換權後發行兑換股份，各自均根據中國星之公司細則及上市規則之規定進行；

(b) （如有需要）錦興股東通過所需決議案，以批准認購協議及據此所涉及之所有交易；

(c) 於認購協議日期起計30日內（或各訂約方所議定之其他較後時間），Improvemany對就中國星集團進行之盡職審查之結果表示滿意；

(d) 聯交所上市委員會已批准（不論無條件或只限於中國星及Improvemany合理行事均不反對之條件）因兑換債券而將予配發及發行之兑換股份上市及買賣；

(e) 百慕達律師以Improvemany可合理要求之形式及內容，就（其中包括）中國星之妥為註冊成立及存在、發行可兑換債券及中國星訂立認購協議之有效性、合法性及強制執行性，以及關於發行可兑換債券之其他決議、同意、授權及文件，出具及送達法律意見；

(f) （如有需要）增加中國星之法定股本，以促成發行兑換股份，以及百慕達金融管理局已批准配發及發行兑換股份；

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號:275)

執行董事:
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事:
郭嘉立先生
黃景霖先生
潘國興先生

註冊辦事處:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點:
香港九龍
觀塘鴻圖道51號
保華企業中心8樓

敬啟者:

須予披露交易－
認購中國星集團有限公司
之可兑換債券

緒言

本公司及德祥於二零零七年一月二十六日聯合公佈,Improvemany(本公司之間接全資附屬公司)與中國星於二零零七年一月十九日訂立認購協議,內容有關由Improvemany認購本金額為124,500,000港元之可兑換債券。同日,中國星已按不優惠於按認購協議提供予Improvemany之條款與兩名其他認購人訂立其他認購協議。將由中國星發行之債券(包括可兑換債券)之本金總額為168,500,000港元。於最後實際可行日期,本公司持有澳門實德(其中一名債券認購人之控股公司)36,176,000股股份,佔澳門實德現有已發行股本約1.69%。除上述者外,據董事作出一切合理查詢後所深知、所悉及所信,其他認購人各自均為獨立於本公司及其關連人士之第三方。

* 僅供識別

「德祥」	指	德祥企業集團有限公司(股份代號:372),一間於百慕達註冊成立之有限公司,其已發行股份於聯交所主板上市
「最後交易日」	指	二零零七年一月十九日,即中國星股份暫停買賣以待刊發中國星公佈前之最後交易日
「最後實際可行日期」	指	二零零七年二月十四日,即本通函付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門實德」	指	澳門實德有限公司(股份代號:487),一間於百慕達註冊成立之有限公司,其已發行股份於聯交所主板上市,為其中一名債券認購人之控股公司
「到期日」	指	可兑換債券發行日期起計滿五年當日或倘該日並非營業日,則為該日後之首個營業日
「標準守則」	指	上市規則附錄十所載上市發行人董事進行證券交易的標準守則
「其他認購協議」	指	中國星與其他兩名認購人就認購本金總額為44,000,000港元之債券(不包括可兑換債券)而訂立之兩份日期均為二零零七年一月十九日之其他認購協議
「中國」	指	中華人民共和國(就本通函而言,不包括香港、澳門特別行政區及台灣)
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購事項」	指	由Improvemany根據認購協議之條款認購可兑換債券
「認購協議」	指	Improvemany與中國星就認購事項(受認購協議所載之條款及條件所規限)而訂立日期為二零零七年一月十九日之有條件認購協議
「港元」	指	港元,香港法定貨幣
「%」	指	百分比

於本通函內，除文義另有所指者外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「債券」	指	中國星建議發行於二零一二年到期本金總額為168,500,000港元之零息可兑換債券（包括可兑換債券），賦予其持有人權利按當時有效之兑換價兑換尚未償還本金額為兑換股份
「營業日」	指	香港之銀行營業之日子（星期六或星期日除外）
「中國星」	指	中國星集團有限公司（股份代號：326），一間於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「中國星公佈」	指	中國星日期為二零零七年二月十三日有關由中國星發行債券之公佈
「中國星集團」	指	中國星及其附屬公司
「中國星股份」	指	中國星股本中每股面值0.05港元之繳足股款普通股
「完成」	指	認購協議之完成
「關連人士」	指	具有上市規則所賦予之涵義
「兑換價」	指	初步兑換價為以下較低者：(i)每股兑換股份0.32港元；及(ii)中國星股份於可兑換債券發行日期前10個交易日之平均收市價，惟初步兑換價在任何情況下均不可低於每股兑換股份0.25港元（可根據可兑換債券之條款予以調整）
「兑換股份」	指	於債券（包括可兑換債券）所附兑換權按當時有效之兑換價獲行使後，中國星將予配發及發行之新中國星股份
「可兑換債券」	指	由Improvemany根據認購協議之條款將予認購之本金額為124,500,000港元之債券
「董事」	指	本公司董事
「本集團」	指	錦興及其附屬公司
「錦興」或「本公司」	指	錦興集團有限公司（股份代號：275），一間於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市，並為德祥之間接非全資附屬公司
「香港」	指	中國香港特別行政區
「Improvemany」	指	Improvemany International Limited，一間於英屬維爾京群島註冊成立之有限公司，並為錦興之間接全資附屬公司

目　錄

頁次

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**錦興集團有限公司**之證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

須予披露交易－認購中國星集團有限公司之可兌換債券

錦興集團有限公司之財務顧問

新百利有限公司

二零零七年二月十六日

END